Exhibit 99.2 Amdocs Limited NASDAQ: DOX Fiscal Q2 2023 Earnings Presentation May 10, 2023 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO Information Security Level 3 – Highly sensitive. © 2023 – Proprietary & Confidential Information of Amdocs 1

The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it include information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macro-economic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the company’s clients’ businesses and levels of business activity, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022 filed on December 13, 2022 and our Form 6-K furnished for the first quarter of fiscal 2023 on February 13, 2023. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated May 10, 2023 with respect to earnings for fiscal Q2 2023. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2023 and certain non-GAAP metrics and their reconciliations. Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 2

Today's Speakers



Shuky Sheffer

President &
Chief Executive Officer



Tamar Rapaport-Dagim

Chief Financial Officer &
Chief Operating Officer



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Earnings call agenda

1. **Strategy & Business Performance Update**
   Shuky Sheffer,
   President & Chief Executive Officer

2. **Financial Review & Outlook**
   Tamar Rapaport-Dagim,
   Chief Financial Officer & Chief Operating Officer

3. **Q&A**



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Shuky Sheffer

President & Chief Executive Officer

Strategy and Business Performance Update

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Q2-23 solid quarter with significant achievements

- Deepened relationships & expanded footprint with existing customers
- 4 new customer logo wins



Sales momentum
Strong execution & operations
Innovation
Strategic achievements

- High number of successful project deployments
- Record revenue quarter in managed services

- Launched CES23, our most advanced suite yet, bringing fresh innovation across BSS, OSS & network automation
- Expanded B2B domain focus

- Strategic partnership
  Microsoft
- Entered agreement to acquire the service assurance business of TEOCO for ~$90M



Sincere thanks to our talented people for their amazing energy, agility, and collaborative spirit

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Q2 financial highlights: Record revenue, continued sales momentum and ongoing margin improvement Non-GAAP (2) Revenue Non-GAAP EPS 12-month backlog (2) operating margin Record Record $1.47 $4.11B 17.8% $1.22B +20bps YoY Above guidance (1) Consistent with − Up ~7% YoY midpoint and up Record high guidance midpoint − (1) 8.2% YoY profitability for the last decade 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 2. Non-GAAP. See reconciliation tables in appendix Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 7

Q2-23 operational highlights



Continuous sales momentum

Region	Highlight
North America: Deepened relationships & expanded footprint with existing customers	T-Mobile: **Significant digital modernization award**
Europe: strong deal activity, increasing market share	2 NEW LOGOS: **Several digital modernization wins, including 2 new logos**
Rest of world: Attractive opportunities	PLDT: **Cloud engagement**
Record revenue quarter for **managed services**	**Expanded engagements:** Globe & *Major Western European operator*
Continued growth in **media**	Virgin media: **Expanded relationship**; amazon prime video: **Preferred fulfillment vendor**; **Content services:** hispasat & *CSP in Central America* (NEW LOGOS)

Strong execution

- High rate of **successful project deployment**
- AT&T: Played an important role in the **recent launch of fixed wireless access offering**, 'Internet Air'

Strategy & offerings

- Microsoft: **Strategic partnership** to bring new AI-driven **Customer Engagement Platform**
- CES: Launched **CES23**, which includes **enhanced capabilities** designed to meet the **complex demands of B2B**
- **Entered agreement to acquire the service assurance business of TEOCO** for ~$90M
- Enhance our network automation strategy by providing CSPs with end-to-end service orchestration offering

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Progress in strategic domains (1/4) Enable our customers to drive growth, improve cost-efficiency and provide an amazing experience to consumers and enterprises B2B customers Selected wins Business value End-to-end cloud Greater agility efficiency and migration services scalability for business-critical systems Cloud Enable improved security, operability BSS transformation in Tier 1 Central Accelerate and resiliency while defining the multiple countries European journey towards a full cloud-native operator journey to the environment cloud Expended managed services agreement for Major Western Enable operational agility, scalability, European migration & operation and ultimately, cloud at scale of non-Amdocs operator applications Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 9

Progress in strategic domains (2/4) Enable our customers to drive growth, improve cost-efficiency and provide an amazing experience to consumers and enterprises B2B customers Selected wins Business value Digital Consumer and B2B Powerful insightful and transparent digital transformation experiences across all channels transformation Major Eastern Customer Improved customer loyalty and retention Creating engagement platform European operator seamless digital Harmonized, frictionless customer Eastern European Digital transformation experience across multiple channels and experiences by service provider touchpoints transforming IT operations for Premium user interface Improved customer experience consumer and Amdocs eSIM ranked number one eSIM orchestration platform by B2B customers Creating the next generation of frictionless eSIM platform experiences by offering eSIM-based Drei connectivity Austria Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 10

Progress in strategic domains (3/4) Enable our customers to drive growth, improve cost-efficiency and provide an amazing experience to consumers and enterprises B2B customers Selected wins Business value 5G Leading North Network policy monetization America service Support millions of prepaid subscribers solution on AWS provider Monetization of 5G-ready new 5G monetization stack Enhanced agility and time to market for services deployed on the innovative new products and services including next- Italy cloud generation Network policy Improved management & monetization charging and control function of 5G offers and networks Hungary policy solutions Enhanced charging Enable monetization of 5G and IoT-based solutions successfully Malta services for consumers and enterprises deployed Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 11

Progress in Strategic Domains (4/4) Enable our customers to drive growth, improve cost-efficiency and provide an amazing experience to consumers and enterprises B2B customers Selected wins Business value Network Automated 5G network First use case successfully demonstrated automation slice solution Delivering dynamic connected Enable seamless, advanced, safe and Drone-Aided Site and experiences with sustainable inventory access to gather Inventory Audits solution real-time, inventory information by using drones automated networks Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 12

Looking Ahead: Reiterating FY2023 financial targets While Amdocs and its customer globally are not immune to economic uncertainty and market dynamics, we believe in our unique business model which produces visible, high recurring revenue B A On track to achieve our FY23 Tightening revenue Non-GAAP operating 17.5%−18.1% guidance range (2) Margin guidance of improved level of profitability C January 2023 May 2023 Reiterating FY23 non-GAAP EPS growth outlook Non-GAAP (2) 6%−10% 7%−9% (1) 9%−13% EPS Revenue YoY growth D Reiterating FY23 FCF generation of midpoint midpoint $700M and ~100% Free cash 8% 8% (3) (2) conversion rate flow YoY growth YoY growth Majority of which we plan to return to shareholders 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 13 2. Non-GAAP. See reconciliation tables in appendix Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 13 3. Earning to cash flow conversion.

Tamar Rapaport-Dagim

Chief Financial Officer
& Chief Operating Officer

Financial Update & Outlook

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Q2 2023 Results Q2 2023 Revenue vs. Guidance $ Millions Q2 Revenue Above guidance $1,223 million midpoint (1) +6.8% YoY, +8.2% constant currency Above guidance midpoint $1,223 $1,220 ($1,200M - $1,240M) (2) Q2 Non-GAAP Operating Margin Original Q2F23 Q2F23A Guidance (midpoint) 17.8%, +20bps YoY +10 bps QoQ and within annual revenue, +6.8% YoY as reported (1) and YoY constant currency target range of 17.5% - 18.1% Q2 2023 Revenue by Region $ Millions quarter in North America Q2 GAAP Diluted EPS quarter in Europe Rest of World ~$223 $1.23 non-GAAP operating margin, reflecting ongoing gains Above midpoint of guidance ($1.18 - $1.26) North Europe America ~$172 ~$829 (2) Q2 Non-GAAP Diluted EPS $1.47 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 2. Non-GAAP. See reconciliation tables in appendix In line with guidance midpoint ($1.44 - $1.50) Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 15 15 Confidential Information of Amdocs

12-Month Backlog Record Quarterly 12-Month Backlog in Q2F23 12-month backlog growth has accelerated $ Billions year-over-year over the past several quarters $4.11 $4.09 as of $3.97 ~ +7% YoY cc $3.95 March 31, 2023 (1) (1) $3.89 ~ +5.7% YoY $3.83 ~ +5.7% YoY, YoY cc (1) (1) Q1F22 Q2F22 Q3F22 Q4F22 Q1F23 Q2F23 Leading Indicator 12-month backlog includes: • Anticipated revenue related to contracts • Estimated revenue from managed services contracts 12-month backlog • Letters of intent typically covers ~80% of • Maintenance forward 12-month revenue• Estimated ongoing support activities Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 16 16 Confidential Information of Amdocs

Leading Indicators & Business Model Visibility

Managed Services

~$719M

Best-ever Quarter
~ +8.4% YoY
~59% of total revenue

Close to 100% managed services contract renewals

Managed Services Revenue: Q2 2023
$ Millions

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects



$663
$719
~ +8.4% YoY
Q2F22
Q2F23

Globe	Extended partnership to reimagine Globe's IT operations, enabled by digital transformation & cloud adaptation, for better business alignment under a multi-year managed services arrangement
Major Western European operator	Extended multi-year agreement to migrate and operate non-Amdocs applications to the cloud

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Balance Sheet & Cash Flow

Healthy customer cash collections, offset by normal seasonal timing of annual bonus payments in Q2

1H FY2023 free cash flow ***tracking in line*** with annual target

Ample liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

1. $650M senior note, maturing June 2030
2. Non-GAAP. See reconciliation tables in appendix

DSO's

74 days

-7 days YoY and -13 days QoQ

DSO's may fluctuate from quarter to quarter

Deferred revenue > unbilled

+$102 million QoQ

Deferred revenue: +$88M QoQ

Unbilled receivables: -$14M QoQ

Items fluctuate from quarter to quarter in line with normal business activities.

Q2 2023 Free cash flow(2) bridge


$294
$35
$259
Cashflow from Operations
Net capex
Reported FCF

*Figures may not sum due to rounding

Liquidity: Cash + Credit Facility

$1.4 billion

Ample liquidity including available $500M revolving credit facility

Baa2 Moody's

BBB S&P

Remain committed to maintaining our Investment grade credit rating

Cash, Credit Facility & Debt Position

$ Millions, as of March 31, 2023


Credit Facility
$500
Cash
~$862
$650
Liquidity
Debt (1)

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Disciplined Capital Allocation

Reiterating free cash flow[1] (FCF) outlook of ***$700M*** in FY2023, equating to roughly 100% cash conversion

~x% free cash flow yield[2]

Expects to return the ***majority*** of free cash flow to shareholders in FY2023

Q2 2023 Cash Returned to Shareholders

$ Millions



Dividends, $48
Share repurchases, $106

Quarterly Dividend

Board authorized quarterly dividend payment:

43.5 cents

As of March 31, roughly **$0.3B** of share repurchase authorization capacity remained

Normalized FCF [1][3][4]: Three-year historical trend and FY2023E outlook



% Normalized FCF(1)(3)/ Non-GAAP Net Income(1)
88%
140%
102%
~100%
100%
% of Normalized FCF(1)(3) Returned to Shareholders
100%
99%
104%
FY2023E guidance: return majority
Normalized FCF(1)(3) ($M)
$527
$869
$665
$700
FY2020(1)
FY2021(1)
FY2022(1)
FY2023E(3) (Guidance)

1. Non-GAAP. See appendix tables for reconciliation of normalized FCF
2. Yield = expected reported free cash flow of $700M in FY2023 as a percentage of Amdocs' market capitalization as of May 10, 2023
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is no longer applicable in FY2023
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022

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FY2023 Outlook

FY2023E revenue growth outlook tightened to ***~7%-9% YoY***[4], midpoint unchanged

Reiterating 9%-13% non-GAAP diluted EPS growth outlook

On-track to deliver ***double-digit*** expected total shareholder returns for ***third*** year running

Revenue Growth

YoY% Growth Constant Currency[4]

FY21 and FY22 revenue is pro forma[1] constant currency[4]



4.1%
2.4%
7.0%
10.3%
9.0%
7.0%
FY2019
FY2020
FY2021 (1)(4)
FY2022 (1)(4)
FY2023E (4)

*Tightening range to **~7%-9% YoY** (8% midpoint unchanged)*

Total Shareholder Return[3][5]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP EPS growth is presented pro forma[1]



~13%*
8.6%
5.3%
11.7%
14.1%
13.0%
6.9%
3.0%
9.8%
12.1%
9.0%
1.7%
2.3%
1.9%
2.0%
~2.0%
FY2019
FY2020
FY2021 (1)
FY2022 (1)
FY2023E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

*Reiterating **~9%-13% YoY** non-GAAP EPS growth guidance*

**Non-GAAP[2] EPS growth of 11%, plus ~2% dividend yield*

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2023E assumed 11% midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.435 as of share price on 11/8/22
4. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
5. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021 and 11/8/2022 for non-GAAP reconciliation in FY2019, FY2020, FY2021 and FY2022

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Committed to ESG International Women’s Day campaign- Presented an interactive Break the map showcasing how Completed the move to Bias technology can help our the new Amdocs clients achieve Park campus ESG & sustainable in March development goals Digital inclusion - total of 60,000 hours of internet Raised ~$100,000 to support connectivity for 2,000 girls earthquake recovery in and family in India Turkey in an employee donation drive with Unicef Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 21

Q&A Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 22 22

Q3 Fiscal 2023 Outlook $1,215 - $1,255 million Revenue GAAP EPS $1.16 - $1.26 (1) Non-GAAP EPS $1.45 - $1.51 Share Count 121 million In line with annual target (1) Non-GAAP Effective Tax Rate range of 13%-17% Full Year Fiscal 2023 Outlook Updated Previous On-track to deliver double- Revenue growth 6.0% - 8.0% 5.0% - 9.0% digit total shareholder returns As reported for the third year running Revenue growth 7.0% – 9.0% 6.0% - 10.0% (2) Constant currency GAAP EPS growth 3.0% - 10.0% 3.0% - 10.0% (1) Non-GAAP EPS growth 9.0% - 13.0% 9.0% - 13.0% (1) 1. Non-GAAP. See reconciliation tables in appendix Non-GAAP Operating Margin 17.5% - 18.1% 17.5% -18.1% 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period (1) Non-GAAP Effective Tax Rate 13.0% - 17.0% 13.0% -17.0% (1) Free cash flow $700 million $700 million Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 24 24 Confidential Information of Amdocs

Appendix Reconciliation Tables Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 25 25

(a) The amounts under Purchase of property and equipment, net” include proceeds from sale of property and equipmentof $255 and $555 for the six months ended March 31, 2023 and 2022, respectively. (b) Since Q12023, the Normalized Free Cash Flow is no longer applicable. Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 26 26 Confidential Information of Amdocs

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